Exhibit 1.04

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Software Provides Update on Recent Sales Wins

Company has signed Three Multi-Million Dollar Contracts
to-date During the Second Quarter of 2008

HONG KONG, ATLANTA—June 11, 2008 — CDC Software, a wholly-owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of industry-specific enterprise software and services, today announced that it has recently entered into three multi-million dollar sales contracts with leading global enterprises.

The company has recently seen some encouraging business activity during this economic downturn, which has generally negatively impacted the overall enterprise software industry. Over the last few weeks, the company has signed three multi-million dollar contracts with leading organizations for different solutions in their particular industries.

CDC Software was recently awarded a contract in excess of one million U.S. dollars for its CDC Factory manufacturing operations management solution with a global manufacturer. The company believes that it was awarded this contract because of CDC Factory’s ability to help reduce costs, increase operational efficiency and capacity.

In addition, CDC Software has just recently signed a multi-million U.S. dollar and multi-year contract to provide information technology services, products and support to a major sports entity based in Australia. Specifically, this entity awarded CDC Software a national implementation contract that bundles CDC Software services, with CDC MarketFirst campaign and marketing management solution, as well as c360’s CRM solution. CDC Software believes that this sale reflects the merits of the company’s strategy in delivering end-to-end business solutions and its strong cross-selling capabilities.

“The transaction with a major sports entity in Australia is significant on several fronts,” said Peter Yip, chairman of CDC Software. “First, we believe it confirms and endorses our solutions’ capabilities in the marketplace.  The organization was looking for a professional services partner who could deliver end-to-end, best of breed solutions like CDC MarketFirst and c360. We believe that our ability to bring together all of our strong core expertise in systems integration and CRM and marry it with our own family of CDC marketing solutions, demonstrates great synergy and team work and validates our highly differentiated business model.”

The third, recent significant transaction is with a consumer-based organization located in Estonia, which operates retail, as well as three hyper-markets in the region. The customer has purchased CDC Supply Chain software, services as well as hardware, with a value exceeding one million U.S. dollars.

“We are very pleased to add another significant CDC Supply Chain customer,” said Yip, “This customer was looking for a fully-integrated suite for ordering and warehouse processing to provide visibility for its central warehouse, two distribution centers, as well as 400 stores. We are very proud, as this is our fifth new customer for CDC Supply Chain this year.”

“Despite the downturn that has been impacting the broad economy, we are still seeing several relatively large opportunities for CDC Software,” added Yip, CEO of CDC Corporation. “We are very pleased to have recently closed three such deals so far in the second quarter of 2008.”

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit .

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services,  CDC Games focused on online games, and China.com focused on portals for the greater China markets.  For more information about CDC Corporation (NASDAQ: CHINA), please visit .

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to our beliefs regarding the functionality and benefits of using CDC Factory and other of our products, our beliefs regarding the merits of our product, marketing and selling strategies, our beliefs regarding our solutions’ capabilities in the marketplace and our ability to bring together expertise in systems integration, CRM, marketing solutions, our beliefs regarding the synergies we may create and our business model, and other statements we may make, are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of Pivotal CRM solutions to address requirements of non-profit organizations; demand for and market acceptance of new and existing CRM solutions; development of new functionalities which would allow organizations to compete more effectively and changes in the type of information required to compete in their respective industries. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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